FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	"Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 2.90% in Syngenta’s share capital due to a sale of shares and falls below the notifiable threshold of 3.00%”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 2.90% in Syngenta’s share capital due to a sale of shares and falls below the notifiable threshold of 3.00%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on May 15, 2015, that its total holding in Syngenta now amounts to 2,695,323 shares (2.90% of the total share capital), split into 2,686,723 registered shares plus purchase rights on ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 8,600 shares. Details are available on http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange for having fallen below the notifiable threshold of 3.00% as of May 14, 2015.

The contact person within The Bank of New York Mellon Corporation for this notification is Ivan Arias, BNY Mellon Investment Management Services, 144 Glenn Curtiss Blvd, Uniondale, NY 11556, U.S.A.

Basel, Switzerland, May 18, 2015

Syngenta AG

SYNGENTA AG

Date:	May 18, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services
& Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services
& Group Administration